Filed by Lam Research Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: KLA-Tencor Corporation

Registration Statement Number: 333-208356

[date]

[Customer name, etc.]

Dear                     :

As we announced in October, Lam Research has reached an agreement to combine with KLA-Tencor. Until the transaction closes, Lam and KLA-Tencor will operate as entirely separate companies. I want to reach out to you directly regarding our affirmative plans to continue the supply relationship with [company] that KLA-Tencor has today and to continue support of the equipment acquired from KLA-Tencor or Lam in the future. While we are still in the early stages of our integration planning, there has never been any question that Lam would continue this policy.

Our purpose for the business combination is to accelerate innovation for the benefit of our customers and the eco-system. Like other firms in our industry, KLA-Tencor has a long history of supplying equipment to the broad semiconductor ecosystem, including wafer manufacturers, mask manufacturers, other wafer fab equipment (WFE) vendors, even firms that compete with KLA-Tencor. Lam Research has experience with that same industry inter-relationship complexity. Both KLA-Tencor and Lam have demonstrated their commitment to protecting the confidential information and IP of all of their customers, including those that compete with them.

As a combined company, Lam plans to maintain the same business approach as KLA-Tencor today, being the supplier of choice for inspection and metrology customers, including those in the WFE business and throughout the entire semiconductor ecosystem. We know that you have and will continue to have multiple vendors for inspection and metrology tools and our business objective will be to continue offering KLA-Tencor products and services to your company. This includes our commitment to support the equipment you have purchased or will purchase from KLA-Tencor and from the combined company.

Like you, our company places a very high value on protecting proprietary information – both our own and that of our partners. We assure you that, when the combined company supplies you with inspection and metrology equipment, we will continue to maintain this high standard, and will continue to have appropriate data protection processes in place.

If you have any questions about our plans for continued support of [customer name], I’d be happy to discuss them at your convenience.

Best regards,

[TBD]

***

Forward Looking Statements

All statements included or incorporated by reference in this document, other than statements or characterizations of historical fact, are forward-looking statements within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Lam Research Corporation’s (“Lam”) and KLA-Tencor Corporation’s (“KLA-Tencor”) current expectations, estimates and projections about its respective business and industry, management’s beliefs, and certain assumptions made by Lam and KLA-Tencor, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” similar expressions, and variations or negatives of these words. Examples of such forward-looking statements include, but are not limited to: (1) references to the anticipated benefits of the proposed transaction; (2) technological achievements that may be realized by the combined company; and (3) the companies’ ability to achieve the closing conditions and the expected date of closing of the transaction.

These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially and adversely from those expressed in any forward-looking statement. Important risk factors that may cause such a difference in connection with the proposed transaction include, but are not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals for the transaction from governmental authorities or the stockholders of KLA-Tencor or Lam are not obtained; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of KLA-Tencor or Lam; (5) the ability of KLA-Tencor and Lam to retain and hire key personnel; (6) competitive responses to the proposed transaction and the impact of competitive products; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; (10) the terms and availability of the indebtedness planned to be incurred in connection with the transaction; and (11) legislative, regulatory and economic developments, including changing business conditions in the semiconductor industry and overall economy as well as the financial performance and expectations of Lam’s and KLA-Tencor’s existing and prospective customers. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the Registration Statement on Form S-4, which includes the preliminary joint proxy statement of Lam and KLA-Tencor, also constitutes a prospectus of Lam Research, and was filed with the Securities and Exchange Commission (“SEC”) on December 7, 2015. Each of Lam and KLA-Tencor will provide a definitive joint proxy statement/prospectus to their respective stockholders when it becomes available. Investors and potential investors are urged not to place undue reliance on forward-looking statements in this document, which speak only as of this date. Neither Lam nor KLA-Tencor undertakes any obligation to revise or update publicly any forward-looking statement to reflect future events or circumstances. Nothing contained herein constitutes or will be deemed to constitute a forecast, projection or estimate of the future financial performance of Lam, KLA-Tencor, or the merged company, whether following the implementation of the proposed transaction or otherwise.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to Lam’s overall business, including those more fully described in Lam’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended June 28, 2015 and its quarterly report on Form 10-Q for the fiscal quarter ended September 27, 2015, and KLA-Tencor’s overall business and financial condition, including those more fully described in KLA-Tencor’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended June 30, 2015 and its quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2015.

Additional Information and Where to Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transaction will be submitted to the stockholders of each of Lam and KLA-Tencor for their consideration. On December 7 2015, Lam and KLA-Tencor filed with the SEC a Registration Statement on Form S-4 that include a preliminary joint proxy statement of Lam and KLA-Tencor and a prospectus of Lam. These materials are not yet final and will be amended. Each of Lam and KLA-Tencor will provide a definitive joint proxy statement/prospectus to their respective stockholders if the Registration Statement on Form S-4 is declared effective by the SEC. Lam and KLA-Tencor also plan to file other documents with the SEC regarding the proposed transaction. This document is not a substitute for any prospectus, proxy statement or any other document that Lam or KLA-Tencor may file with the SEC in connection with the proposed transaction. Investors and security holders of Lam and KLA-Tencor are urged to read the definitive joint proxy statement/prospectus and any other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by Lam on Lam’s Investor Relations website (investor.lamresearch.com) or by writing to Lam Research Corporation, Investor Relations, 4650 Cushing Parkway, Fremont, CA 94538-6401 (for documents filed with the SEC by Lam), or by KLA-Tencor on KLA-Tencor’s Investor Relations website (ir.kla-tencor.com) or by writing to KLA-Tencor Corporation, Investor Relations, One Technology Drive, Milpitas, California 95035 (for documents filed with the SEC by KLA-Tencor).

Participants in the Solicitation

Lam, KLA-Tencor, their respective directors, and certain of their respective executive officers, other members of management and employees, may, under SEC rules, be deemed to be participants in the solicitation of proxies from Lam and KLA-Tencor stockholders in connection with the proposed transaction. Information regarding the persons who, under SEC rules, are or may be deemed to be participants in the solicitation of Lam and KLA-Tencor stockholders in connection with the proposed transaction is set forth in the preliminary joint proxy statement/prospectus that has been filed with the SEC on December 7, 2015. You can find more detailed information about Lam’s executive officers and directors in its definitive proxy statement filed with the SEC on September 21, 2015. You can find more detailed information about KLA-Tencor’s executive officers and directors in its definitive proxy statement filed with the SEC on September 24, 2015.

***